CUSIP No. 439038 10 0                                                Page 1 of 5


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                         Hooker Furniture Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  439038 10 0
                        ------------------------------
                                 (CUSIP Number)

                               Decmber 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439038 10 0                                               Page 2 of 5

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Mabel H. Toms
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.
      (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.   Virginia, United States of America


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          101,592
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             818,891
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          101,592
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          818,891
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      920,483
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10.   INSTRUCTIONS)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      12.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
------------------------------------------------------------------------------

CUSIP No. 439038 10 0                                               Page 3 of 5

Item 1.

(a)   Name of Issuer

      Hooker Furniture Corporation

(b)   Address of Issuer's Principal Executive Offices

      440 East Commonwealth Boulevard
      Martinsville, VA 24115

Item 2.

(a)   Name of Person Filing

      Mabel H. Toms


(b)   Address of Principal Business Office or, if none, Residence

      440 East Commonwealth Blvd.
      Martinsville, VA 24115

(c)   Citizenship

      United States of America

(d)   Title of Class of Securities

      Common Stock, no par value per share

(e)   CUSIP Number

      439038 10 0

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [_]   Broker or dealer registered under Section 15 of the Act.

(b)   [_]   Bank as defined in Section 3(a)(6) of the Act.

(c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act.

(d)   [_]   Investment company registered under Section 8 of the Investment
            Company Act

CUSIP No. 439038 10 0                                               Page 4 of 5

            of 1940.

(e)   [_]   An investment advisor in accordance with section 240.13(d)-
            1(b)(1)(ii)(E);

(f)   [_]   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)   [_]   A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)   [_]   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [_]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)   [_]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:  920,483
                                  --------
(b)   Percent of class:           12.1%
                                  --------
(c)   Number of shares as to which the person has:

      (i)   sole power to vote or to direct the vote                   101,592
                                                                       --------
      (ii)  shared power to vote or to direct the vote                 818,891
                                                                       --------
      (iii) sole power to dispose or to direct the disposition of      101,592
                                                                       --------
      (iv)  shared power to dispose or to direct the disposition of    818,891
                                                                       --------


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

CUSIP No. 439038 10 0                                               Page 5 of 5


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.   Identification and Classification of Member of the Group

         Not Applicable

Item 9.   Notice of Dissolution of Group

         Not Applicable

Item 10.  Certification

         Not Applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 7, 2001         By:  /s/ Mabel H. Toms by Paul B. Toms, Jr.*
                                      ------------------------------------------

                                      Mabel H. Toms

* Pursuant to Power of Attorney attached as Exhibit A.



                                                                       EXHIBIT A
                                                                       ---------

                       DURABLE GENERAL POWER OF ATTORNEY

     I, MABEL HOOKER TOMS, make this Durable General Power of Attorney appointing PAUL BERNHARDT TOMS, JR. my true and lawful attorney-in-fact. I authorize my attorney-in-fact (called "my Agent") to:

Money, Bank Accounts and Securities.
-----------------------------------

     Demand, sue for, receive, collect and hold any and all moneys, securities and other property, of any nature, that now belong to me or may belong to me in the future or in which I may have an interest, and generally deal with any such property;

     Sign, endorse or assign any note, check or other instrument of any nature, negotiable or nonnegotiable, for deposit, discount, collection or otherwise;

     Open accounts of any nature in my name or in the name of my Agent and transfer my money or other property to any such account;

     Write checks upon or otherwise withdraw all funds or account balances now or hereafter outstanding to my credit or to the credit of my Agent, whether or not the check or other instrument is drawn to the order of my Agent;

     Vote in person or by proxy, sell or otherwise dispose of, cause to be registered in the name of a nominee selected by my Agent, and transfer, redeem, convert or exchange any security that now belongs to me or may belong to me in the future or in which I may have an interest, and make, execute and deliver any endorsement, assignment, certification or other document in connection with any security;

Buying, Selling and Dealing with Real and Personal Property.
-----------------------------------------------------------

     Buy, acquire or invest in property, real or personal, tangible or intangible, including but not limited to any security, option or other type of investment of whatever kind and nature;

     Sell, convey or lease any property, real or personal, tangible or intangible, including, but not limited to, any automobiles, boats, airplanes, furniture, lands, buildings or other improvements or appurtenances to lands belonging to me now or in the future, or in which I may have an interest, and execute and cause to be recorded any and all bills of sale, deeds or other writings that may be necessary with respect to transactions involving such property;

     Make, sign, acknowledge and deliver any contract, deed, lease or other document relating to real estate or personal property or both, and perform any contract binding either me or my Agent;

     Have access to any safe deposit box registered in my name and remove or add to the contents;

     Instruct any entity or person having custody or control of any assets of mine, or any assets in which I may have an interest, in any agency, fiduciary or other capacity, and I authorize that person or entity to rely upon such instructions;

Paying and Collecting Accounts, Borrowing and Lending.
-----------------------------------------------------

     Pay all sums of money that may now or in the future be owing by me, whether the obligation is incurred by me or by my Agent, compromise or submit to arbitration any claim, whether it is against me or in my favor, and receive or give releases in connection with claims against me or in my favor;

     Borrow or lend money or property, with or without security, and deliver or receive any documents that may be necessary or proper for such purposes;

Appointments, Taxes, Trusts, Gifts, Agreements, Assignments and Disclaimers.
---------------------------------------------------------------------------
     Appoint any individual or corporation as substitute attorney-in-fact under this power of attorney with any or all of the powers and authority granted my Agent;

     Sign, make, execute and file in my name and on my behalf with any taxing authority, such tax returns, forms, elections and reports as may be required or authorized by law, and handle all tax matters on my behalf;

     Transfer and convey to the trustee of any revocable trust created by me any of my real and personal property as my Agent considers appropriate, and specifically to the Trustee of The Mabel Hooker Toms Revocable Trust Agreement made by me dated May 24, 1990 with Piedmont Trust Bank as initial Trustee, and to the Trustees of The Mabel Hooker Toms 1995 Trust made by me dated February 16, 1995 with Mabel Hooker Toms and Paul Bernhardt Toms, Jr. as initial Trustees;

     Make gifts on my behalf to (or in trust or custodianship for the benefit of) any of my children and more remote descendants and the spouse of any child or more remote descendant of mine (including gifts to my son Paul Bernhardt

Toms, Jr. and his descendants and the spouse of my son Paul or the spouse of any descendant of his) in such amounts as my attorney shall deem appropriate; provided, gifts to my son Paul shall be concurred in by one or more of my other children;

     Make gifts on my behalf to any charitable organization and pay my charitable pledges and dues;

     Select the method and time of payments from and the beneficiaries of any insurance policies and any pension, profit sharing, stock ownership or other retirement plans; elect to participate in and make investment selections and give investment directions under such plans; surrender insurance policies; amend or terminate individual retirement accounts or other retirement or deferred income arrangements; change the custodian or trustee of any individual retirement account; and make selections of optional benefits offered by my employer and exercise continuation rights as to any benefits;

     Disclaim the succession to any property, real or personal, or interest therein, to the extent allowed under applicable law; and

General.
-------

     Without limiting the above powers, generally perform any other acts of any nature, that ought to be done or in the opinion of my Agent ought to be done, in any circumstances as fully and effectively as I could do if acting personally. The granting of authority to my Agent under this instrument shall not be deemed to create a duty to act in any particular instance.

     Any person, firm or corporation shall be fully protected in relying upon this power of attorney unless and until actual notice of its revocation or actual notice of the death of the undersigned is received. I hereby ratify and confirm all actions which may be taken by my Agent under this power of attorney. This power of attorney shall not terminate upon my disability. This power of attorney is executed in more than one counterpart, any one of which shall, for all purposes, be deemed an original.

     WITNESS my signature and seal this 20th day of January, 2000.

                                 /s/ Mabel H. Toms [SEAL]
                                 ------------------
                                 MABEL HOOKER TOMS


STATE OF VIRGINIA       )
                        ) ss.
City OF Martinsville    )

     The foregoing instrument was acknowledged before me this 20th day of January, 2000 by MABEL HOOKER TOMS.

                        /s/ Rosa Potter
                        ---------------------
                         Notary Public

(SEAL)

My commission expires:  May 31, 2001.